UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 18 April, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 6 April 2023: Dealings in securities by the Group Company Secretary of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or Company)

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by the Group Company Secretary of Sasol Limited.

Class of securities:	Sasol ordinary shares
Nature of transaction:	Sale of shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Transaction date	Number of shares	Selling Price per share (ZAR)	Total value of the transaction (ZAR)
M du Toit	Company Secretary: Sasol Limited and Sasol South Africa Limited	3 April 2023	500	254,95	127 475,00
		4 April 2023	996	256,11	255 085,56
				Total:	**382 560,56**

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

6 April 2023
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 April 2023

By:          /sgd/M du Toit
Name:    M du Toit
Title:       Group Company Secretary